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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.2)

                    Under the Securities Exchange Act of 1934


                      TOTAL ENTERTAINMENT RESTAURANT CORP.
                      ------------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   89150E 10 0
                                 --------------
                                 (CUSIP Number)


                            Michael M. Stewart, Esq.
                   Crowe & Dunlevy, A Professional Corporation
                             1800 Mid-America Tower
                                20 North Broadway
                             Oklahoma City, OK 73102
                                 (405) 235-7700
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  July 19, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
CUSIP No. 89150E l0 0                                                Page 2 of 4



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     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           JAMIE B. COULTER
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [_]
                                                                       (B) [_]

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     3     SEC USE ONLY


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     4     SOURCE OF FUNDS*


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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E) [_]

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
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                                 7    SOLE VOTING POWER             1,536,667

                             -------- ------------------------------------------
         NUMBER OF
          SHARES                 8    SHARED VOTING POWER                   0
       BENEFICIALLY
         OWNED BY            -------- ------------------------------------------
           EACH
         REPORTING               9    SOLE DISPOSITIVE POWER        1,536,667
          PERSON
           WITH              -------- ------------------------------------------

                               10     SHARED DISPOSITIVE POWER              0

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,536,667
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                               [_]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.03%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
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CUSIP No. 89150E l0 0                                                Page 3 of 4



This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to the Schedule 13D dated December 3,1997, filed with the Securities and Exchange Commission on December 12, 1997, and amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the Securities and Exchange Commission on April 19, 2002, on behalf of Jamie B. Coulter, with regard to his beneficial ownership of shares of the common stock of Total Entertainment Restaurant Corp. ("Issuer"). The original Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2, is referred to herein as the "Schedule 13D." This Amendment No. 2 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report: a decrease in the percentage of ownership following the sale of 600,000 shares of Common Stock, par value $.01 per share ("Common Stock") of the Issuer. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D. The items specified below are hereby amended and supplemented as specified herein.

ITEM 1.  SECURITY AND ISSUER

         No change in the information previously reported.

ITEM 2.  IDENTIFY AND BACKGROUND

         No change in the information previously reported.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The information set forth in the Schedule 13D with respect to item 3 is hereby amended and supplemented by adding the following:

         On July 19, 2002, Mr. Coulter sold 600,000 shares of Common Stock of the Issuer for $9.87 per share.

ITEM 4.  PURPOSE OF TRANSACTION

         No change in the information previously reported.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information set forth in the Schedule 13D with respect to Item 5 is hereby amended and supplemented by adding the following:

         As a result of these transactions, Mr. Coulter is the direct beneficial owner of 1,536,667 shares of Common Stock, representing approximately 15.03% of the outstanding Common Stock of the Issuer. Such percentage is based upon 10,219,493 shares of Common Stock outstanding as of the close of business on July 19, 2002.

CUSIP No. 89150E l0 0                                                Page 4 of 4






ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change in the information previously reported.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No change in exhibits previously filed.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    August 7, 2002                   /s/ Jamie B. Coulter
                                          ------------------------------
                                          Jamie B. Coulter, Individually